

July 30, 2010

Virginia Sourlis
Chief Executive Officer
Savvy Business Support, Inc.
214 Broad Street
Red Bank, New Jersey 07701

      Re: Savvy Business Support, Inc.
         Amendment No. 4 to Form S-1
         Filed July 23, 2010
         File No. 333-167130

Dear Ms. Sourlis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one from our letter dated July 20, 2010. Please revise your disclosure to indicate that you believe you are not a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

      Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

                    Sincerely,

                    /s Celeste Murphy, for

                    Larry Spirgel
                    Assistant Director

Cc: Joseph M. Patricola, Esq.
     Via facsimile